Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1—Unaudited Consolidated Financial Statements as of December 31, 2024 and June 30, 2025 and for the six months ended June 30, 2024 and 2025.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 11, 2025.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Nano Labs Ltd and its subsidiaries. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “US$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a leading Web 3.0 infrastructure and product solution provider, specialized in the development of HTC chips and HPC chips. We have built a comprehensive FPU architecture which offers solution that integrates the features of both HTC and HPC. In addition, we have actively positioned ourselves in the digital assets space, starting to adopt BNB as our primary reserve asset in July 2025. As of September 16, 2025, we have accumulated nearly US$122.2 million in BNB and US$70.0 million in BTC.

Our net operating revenues are primarily derived from sales of our HTC and HPC solutions and provision of design and technical services to our customers. Our net revenues were RMB24.7 million and RMB8.3 million (US$1.2 million) for the six months ended June 30, 2024 and 2025, respectively. The decrease in net revenues was primarily due to the drop of sales volume of iPollo V Series. We recorded a net loss of RMB59.1 million and RMB11.8 million (US$1.6 million) for the six months ended June 30, 2024 and 2025, respectively.

In evaluating our business, we consider and use adjusted net loss as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation expense. Our adjusted net loss for the six months ended June 30, 2024 was RMB58.9 million, and our adjusted net loss for the same period of 2025 was RMB11.7 million (US$1.6 million).

Results of Operations

The following table sets forth a summary of our unaudited consolidated statements of operations for the periods indicated. This information has been derived from and should be read together with our unaudited consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Summary Unaudited Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	24,739,480	8,283,373	1,157,122
Cost of revenues	24,709,417	18,991,737	2,652,996
Gross profit (loss)	30,063	(10,708,364)	(1,495,874)
Total operating expenses	58,722,004	27,325,290	3,817,128
Net loss	(59,145,670)	(11,777,937)	(1,645,286)
Net loss per ordinary share attributable to Nano Labs Ltd
Basic and diluted*	(8.46)	(0.43)	(0.06)
Weighted average number of shares used in per share calculation
Basic and diluted*	6,766,671	16,548,783	16,548,783

*	After giving effect of the 10-for-1 reverse stock split effective on November 3, 2024.

Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net loss as an additional non-GAAP financial measure. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance. We also believe that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted net loss as net loss excluding share-based compensation expense. We believe that adjusted net loss provides useful information to investors and others in understanding and evaluating our operating results. The non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measures.

Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our net loss to non-GAAP adjusted net loss for the periods indicated.

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(59,145,670)	(11,777,937)	(1,645,286)
Add:
Share-based compensation expenses	285,507	62,337	8,708
Non-GAAP adjusted net loss	(58,860,163)	(11,715,600)	(1,636,578)

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Net Revenues

Our net revenues are primarily derived from sales of our HTC and HPC solutions and provision of design and technical services to our customers. The following table sets forth the breakdown of our net revenues by category, both in absolute amount and as a percentage of total net revenues for each category for the periods indicated.

	For the six months ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(Unaudited)
Product sales revenue	20,352,715	82.3	7,931,032	1,107,903	95.7
Service revenue	4,386,765	17.7	352,341	49,219	4.3
Net revenues	24,739,480	100.0	8,283,373	1,157,122	100.0

Product sales revenue

Our product sales revenue primarily comprises sales of our HTC solutions in relation to ETC and Grin mining, and distributed computing and data storage solutions for Filecoin mining. Our product sales revenue decreased from RMB20.4 million for the six months ended June 30, 2024 to RMB7.9 million (US$1.1 million) for the six months ended June 30, 2025, primarily due to the drop of sales volume of iPollo V Series.

Service revenue

Service revenue primarily includes revenues from the provision of design and technical services to our customers. Our service revenue decreased from RMB4.4 million for the six months ended June 30, 2024 to RMB0.4 million (US$0.05 million) for the six months ended June 30, 2025, mainly due to the downsize of research and development department that provides related services.

Cost of Revenues

Cost of revenues represent costs and expenses incurred in order to generate revenue. Cost of revenues mainly consist of products costs, including costs of raw material, contract manufacturers for production, testing costs, slow-moving and obsolete inventories write-downs, prepayments write-downs, value-added tax recoverable write-downs, and staff costs for our employees involved in the provision of services.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated.

	For the six months ended June 30,
	2024		2025
	RMB	%	RMB	US$	%
	(Unaudited)
Product sales	22,065,194	89.3	18,793,438	2,625,295	99.0
Service	2,644,223	10.7	198,299	27,701	1.0
Total	24,709,417	100.0	18,991,737	2,652,996	100.0

Cost of revenues decreased to RMB19.0 million (US$2.7 million) for the six months ended June 30, 2025 from RMB24.7 million for the same period of 2024. The decrease in cost of sales was mainly due to the decrease in the sales volume of our products and write-down of inventory and value-added tax recoverable.

Gross Profit (Loss)

The following table sets forth our gross profit (loss) and gross profit (loss) margin by category for the periods indicated.

	For the six months ended June 30,
	2024		2025
	RMB	Gross Profit (Loss) Margin (%)	RMB	US$	Gross Profit (Loss) Margin (%)
	(Unaudited)
Product sales	(1,712,479)	(8.4)	(10,862,406)	(1,517,392)	(137.0)
Service	1,742,542	39.7	154,042	21,518	43.7
Total	30,063	0.1	(10,708,364)	(1,495,874)	(129.3)

As a result, we recorded a gross loss of RMB10.7 million (US$1.5 million) for the six months ended June 30, 2025, as compared to a gross profit of RMB30.1 thousand for the same period of 2024.

Operating Expenses

Total operating expenses decreased to RMB27.3 million (US$3.8 million) for the six months ended June 30, 2025, from RMB58.7 million for the same period of 2024.

●	Selling and marketing expenses decreased by 39.6% to RMB2.6 million (US$0.4 million) for the six months ended June 30, 2025, from RMB4.3 million for the same period of 2024. The decrease in selling and marketing expenses was primarily due to the decrease in sales commission and salaries.

●	General and administrative expenses decreased by 15.4% to RMB21.5 million (US$3.0 million) for the six months ended June 30, 2025, from RMB25.5 million for the same period of 2024. The decrease in general and administrative expenses was primarily due to the decrease in professional fees and employee salary expenses.

●	Research and development expenses decreased by 89.1% to RMB3.2 million (US$0.4 million) for the six months ended June 30, 2025, from RMB28.9 million for the same period of 2024. The decrease in research and development expenses, including mainly salary expenses, design fee, service fee and material cost, was primarily due to the strategic adjustment in research and development activities in 2025.

Finance Expense (Income)

We recorded a finance expense of RMB0.3 million (US$0.04 million) for the six months ended June 30, 2025, as compared to a finance income of RMB0.6 million for the same period of 2024.

Interest Expense

Interest expense was RMB5.3 million (US$0.7 million) for the six months ended June 30, 2025, compared to RMB2.0 million for the same period of 2024. The change was mainly due to the completion of construction in progress and cease of interest capitalization in April 2024, as well as increase in short-term borrowings during the six months ended June 30, 2025.

Change in Fair Value of Cryptocurrencies

Change in fair value of cryptocurrencies was a gain of RMB48.6 million (US$6.8 million) for the six months ended June 30, 2025, compared to nil for the same period of 2024. The change was due to the cryptocurrency holding strategy the Company developed at the end of 2024.

Change in Fair Value of Convertible Notes

Change in fair value of convertible notes was a loss of RMB18.5 million (US$2.6 million) for the six months ended June 30, 2025, compared to nil for the same period of 2024. The change was due to the issuance of convertible bonds denominated in Bitcoin in 2025, which was measured at fair value on June 30, 2025.

Net Loss

Net loss decreased by 80.1% to RMB11.8 million (US$1.6 million) for the six months ended June 30, 2025 from RMB59.1 million for the same period of 2024.

Basic and diluted loss per share attributable to Nano Labs Ltd was RMB0.43 (US$0.06) for the six months ended June 30, 2025, decreased from RMB8.46 for the same period of 2024.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2024 and June 30, 2025, we had RMB32.4 million and RMB363.4 million (US$50.8 million) in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash in bank and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and have original maturities of less than three months.

In August 2022, we were granted a credit line of up to RMB100 million from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. In June 2023, the credit line was increased to a maximum amount of RMB148 million, with guarantee provided by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer starting from July 2023. In April 2024, the credit line was increased to a maximum amount of RMB198 million, with additional pledge by our buildings with area of 123,507 square meters located in Shaoxing, China. As of the date of this report, we have a balance of borrowing of approximately RMB180.2 million (US$25.2 million) under the credit line.

We believe that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for general corporate purposes for the next 12 months from the date of this interim report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Six Months Ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(76,754,346)	(50,782,563)	(7,093,923)
Net cash provided by (used in) investing activities	(32,935,838)	7,386,082	1,031,778
Net cash provided by financing activities	80,179,082	375,865,745	52,505,482
Effect of exchange rate on cash, cash equivalents and restricted cash	4,853,211	(1,410,129)	(196,986)
Net increase (decrease) in cash, cash equivalents and restricted cash	(24,657,891)	331,059,135	46,246,351
Cash, cash equivalents and restricted cash at the beginning of the period	48,582,654	32,849,803	4,588,859
Cash, cash equivalents and restricted cash at the end of the period	23,924,763	363,908,938	50,835,210

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was RMB50.8 million (US$7.1 million), which primarily reflected our net loss of RMB11.8 million (US$1.6 million) as mainly adjusted for (1) Gain from change in fair value of cryptocurrencies of RMB48.6 million (US$6.8 million), (2) Loss from change in fair value of convertible notes of RMB18.5 million (US$2.6 million), (3) inventory write-down of RMB5.7 million (US$0.8 million), which was primarily due to the downward adjustment on the book value of a portion of our inventories, (4) depreciation and amortization expenses of RMB5.5 million (US$0.8 million), and changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) decrease in other current liabilities of RMB14.1 million (US$2.0 million), (2) increase in inventories of RMB11.7 million (US$1.6 million), (3) increase in prepayments of RMB4.1 million (US$0.6 million), and (4) decrease in advance from customers of RMB3.3 million (US$0.5 million), partially offset by (1) increase in accounts payable of RMB8.7 million (US$1.2 million) and (2) decrease in other current assets of RMB4.2 million (US$0.6 million).

Net cash used in operating activities for the six months ended June 30, 2024 was RMB76.8 million, which primarily reflected our net loss of RMB59.1 million as mainly adjusted for (1) inventory write-down of RMB12.4 million, which was primarily due to the downward adjustment on the book value of a portion of our inventories, (2) depreciation and amortization expenses of RMB3.2 million, (3) amortization of right-of-use assets of RMB2.2 million and (4) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) increase in other current assets of RMB10.9 million, (2) decrease in other current liabilities of RMB10.8 million, (3) increase in inventories of RMB8.3 million, (4) decrease in advance from customers of RMB6.7 million, (5) decrease in operating lease liabilities of RMB2.3 million, partially offset by (1) decrease in accounts receivable of RMB1.3 million, (2) increase in accounts payable of RMB1.2 million and (3) decrease in prepayments of RMB0.6 million.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2025 was RMB7.4 million (US$1.0 million), mainly attributable to (1) the proceeds from disposal of cryptocurrencies of RMB7.9 million (US$1.1 million) and (2) the proceeds from disposal of property, plant and equipment of RMB2.1 million (US$0.3 million), partially offset by the purchase of investment of RMB2.0 million (US$0.3 million).

Net cash used in investing activities for the six months ended June 30, 2024 was RMB32.9 million, attributable to the purchases of property, plant and equipment of RMB32.9 million.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2025 was RMB375.9 million (US$52.5 million), mainly attributable to (1) the proceeds from issuance of ordinary shares and warrants of RMB357.0 million (US$49.9 million) and (2) proceeds from bank loans of RMB21.2 million (US$3.0 million), partially offset by repayments of bank loans of RMB2.7 million (US$0.4 million).

Net cash generated from financing activities for the six months ended June 30, 2024 was RMB80.2 million, mainly attributable to (1) proceeds from bank loans of RMB185.3 million, (2) the proceeds from issuance of ordinary shares of RMB30.6 million and (3) cash contribution from a noncontrolling shareholder of RMB10.0 million, partially offset by repayments of bank loans of RMB145.7 million.

Capital Expenditures

We incurred capital expenditures of RMB32.9 million and RMB0.6 million (US$0.1 million) for the six months ended June 30, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for construction of plant for the expansion and optimization of our supply chain.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the securities offering. We will continue to make capital expenditures to meet the expected growth of our business, including for procurement of photomask, mold and various intellectual properties.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. We have determined that we have no critical accounting policies and estimates during the six months ended June 30, 2025.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	general economic and business conditions in China and globally;

●	our use of the proceeds;

●	the length and severity of the COVID-19 pandemic and its impact on our business and industry; and

●	assumptions underlying or related to any of the foregoing.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.